

September 28, 2012

Via E-mail
Daniel de Liege
Chief Executive Officer and President
Alliance Media Group Holdings, Inc.
400 N. Congress Avenue Suite 130
West Palm Beach, FL 33401

> **Re: Alliance Media Group Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 19, 2012**
> **File No. 333-181633**

Dear Mr. de Liege:

We have reviewed your responses to the comments in our letter dated September 14, 2012 and have the following additional comments. All page references below correspond to the marked version of your filing.

Summary, page 1

1. We note your revised disclosure in the second sentence of the third paragraph. Given that you will not receive any proceeds from the offering but will incur reporting company expenses upon effectiveness of the registration statement, it is not clear how you would have sufficient cash to operate until November 30, 2012 if the offering occurs but only until October 31, 2012 if the offering does not occur. Please revise here. Similarly revise under "Our independent auditors have expressed," at page 4, "We have no profitable operating history," at page 5, "Initial Capital Formation," at page 18 and "Liquidity and Capital Resources," at page 18, and throughout, as necessary.

2. For any additional financing needed, as discussed in the summary, please indicate that there is no guarantee that you will be able to raise such capital and if you have no current arrangements for such financing, please state that you have no current arrangements for such financing. Please revise here. Similarly revise under "Our independent auditors have expressed," at page 4 and under "Liquidity," at page 18, for example, and throughout, as necessary.

Initial Capital Formation, page 2

3. In the ninth paragraph in this section, please update, to the most recent practicable date, your cash on hand. Please update this with any additional amendment.

Plan of Distribution, page 25

4. We note your revised disclosure in the fifth paragraph on page 27 in response to prior comment 10 and reissue in part. It is not appropriate to qualify this disclosure with the language "[u]nder certain circumstances, certain . . . ." Please revise to clearly state here that the selling shareholders may be deemed underwriters.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan C. Block

Susan C. Block
Attorney-Advisor